Myra P. Mahoney

Attorney at Law

3101 N. Federal Highway l Suite 401

Fort Lauderdale, FL 33306

T: 954-563-1050 l F: 954-563-1095

mmahoney@mymalaw.com

July 14, 2009

VIA FACSIMILE AND EDGAR

Ms. Rolaine S. Bancroft

Special Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Scorpion Performance, Inc.

Amendment No. 6 to Registration Statement on Form 10

Filed June 8, 2009

File No. 000-52859

Dear Ms. Bancroft:

On behalf of the Company and in response to the staff's Comment Letter dated June 18, 2009:

Business of the Company, page 1

1.

We note your response to prior comment 3 that you filed a Form 8-K on April 3, 2009 to announce that you entered into preliminary discussions with Crane Cams. However, in your press release dated March 30, 2009, you announce that "the purchase of Crane Cams is nearly complete" and that you intend to finalize the details of the sale within the week. Please reconcile your response with the statements made in your Form 8-K. Also, revise your Form 10 to disclose the current status of your arrangement with Crane Cams.

RESPONSE:

The disclosure in the 8-K provided that Scorpion was in preliminary discussions with Crane to discuss an acquisition. No letters of intent were signed and the discussions and negotiations to acquire any assets and to hire any employees of Crane were terminated by the end of April. The discussions never progressed to the level of entry into, or termination of, a material agreement which, we believe, would have required another 8-K filing or disclosure in the last 10-Q. Although the 8-K included representations that the Company made

Ms. Rolaine S. Bancroft

July 14, 2009

no assurances regarding its negotiations with Crane and whether such negotiations would lead to a definitive agreement or any acquisition at all; the Company intends to include an update in its upcoming 10-Q and requests that the staff allow the Company to update the Crane disclosures via its upcoming 10-Q rather than file another amendment to the Form 10.

Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 19

2.

We note your response to prior comment 13 and reissue. While you state that there has been no financial commitment towards manufacturing medical components for fiscal year ended December 31, 2008, we note the disclosure throughout the registration statement that you have expanded your anodizing services to include medical products and have incurred costs to move to the Ocala, Florida facility to accommodate the manufacturing of the medical products. Please revise to clarify how you have not expended any financial commitments towards manufacturing medical components.

RESPONSE:

The cost of manufacturing medical components currently is not a separate line item or cost center for the Company because the Company uses the same equipment (albeit modified depending on the job) to manufacture both automotive and non-regulated medical components. The Company has expanded its anodizing services to include medical components but has not embarked on a marketing or sales campaign that did or would require a cash outlay or a financial commitment. As with manufacturing, anodizing does not require any additional special or separate equipment and any component, regardless of type is processed through the same equipment. The Company’s move to Ocala is for the purpose of expanding all current manufacturing capabilities of the company, both automotive and non-regulated medical. All budget projections, costs incurred and expenditures to date have included expansion of the Company’s combined automotive products and current medical components. As discussed on page 20, the Company intends to expand the type of medical components (regulated components in addition to the non-regulated components it currently produces) by obtaining ISO certification which, as disclosed in the last amendment, the Company has so far spent about $65,000 specifically towards obtaining certification.

Ms. Rolaine S. Bancroft

July 14, 2009

Material Commitments, page 24

3.

We note the disclosure that the company executed two capital leases with Machinery Finance Resources, LLC in January 2009 to provide financing for the acquisition of manufacturing equipment for the Ocala facility. In your next amendment, please file the leases with Machinery Finance Resources, LLC as material agreements to the registration statement

RESPONSE:

We did not include the equipment leases as exhibits because the Company does not deem them to be material and the leases would be considered executed in the ordinary course of business; however, I’ve enclosed copies of both equipment leases with this facsimile and ask that if the Staff disagrees and requests that these equipment leases be filed as exhibits, we respectfully ask that if these are the only requirements for amending the Form 10, that we be able to file as exhibits to an 8-K or with the Company’s next 10-Q.

          We believe that this response addresses your comments; however, if you require further clarification or if you have questions, please contact me at (954) 563-1050.

Respectfully yours,

/s/ Myra P. Mahoney

cc:	Mr. Robert Stopanio, Scorpion Performance, Inc.

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.